QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 99.6

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS

        We hereby consent to the use of our name in the Annual Report on Form 40-F (the "Annual Report") of Enerplus Corporation (the "Registrant"). We hereby further consent to the inclusion in the Annual Report of the Registrant's Annual Information Form dated March 11, 2011 for the year ended December 31, 2010 which document makes reference to our firm and our report entitled "Appraisal of Oil and Gas Reserves Owned by Enerplus Resources Fund Located in Various Counties of Pennsylvania and West Virginia as of December 31, 2010" dated February 10, 2011, evaluating the Registrant's oil, natural gas and natural gas liquids interests effective December 31, 2010.

Dallas, Texas, U.S.A. March 11, 2011	HAAS PETROLEUM ENGINEERING SERVICES, INC.
/s/ ROBERT W. HAAS Robert W. Haas, P.E. President

QuickLinks

  EXHIBIT 99.6
CONSENT OF INDEPENDENT PETROLEUM ENGINEERS